June 25, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

We have read Item 4.01 of the Current Report on Form 8-K dated June 25, 2014 of Atossa Genetics, Inc. and are in agreement with the statements contained in the section “Dismissal of Independent Registered Public Accounting Firm” therein. We have no basis to agree or disagree with the other statements contained therein.

Very truly yours,

/s/ KCCW Accountancy Corp.

Diamond Bar, California